Coyote Resources, Inc.
5490 Longley Lane
Reno, Nevada 89511

December 3, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: Larry Spirgel

Re:              Coyote Resources, Inc.
Form 8-K
Filed August 18, 2010, as amended
File No. 000-52512

Dear Mr. Spirgel:

On behalf of Coyote Resources, Inc., a Nevada corporation (the “Company”), and in response to your letter dated November 12, 2010, regarding the Company’s Form 8-K filed August 18, 2010, as amended (“Form 8-K”), as filed with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 3 to the Form 8-K on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Debt Repayment Agreement

1.  We note your amended disclosure in response to comments two and five from our letter dated September 16, 2010. Please revise your disclosure to identify Socially Responsible Wealth Management Ltd. as a promoter, disclose the control person(s) of Socially Responsible Wealth Management Ltd., and revise your disclosure under “Certain Relationships and Related Party Transactions…” on page 19 to provide the disclosure required under Item 7 of Form 10.

Response:  Rule 405 of Regulation C provides the following definition of a Promoter:

“1.  The term promoter includes:

i.	Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

ii.
Any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

2.
All persons coming within the definition of promoter in paragraph 1 of this definition may be referred to as founders or organizers or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.”

The Company does not believe that the Socially Responsible Wealth Management Ltd.  (“SRWM”) should be identified as a “promoter” as that term is defined in Rule 405 of Regulation C.  SRWM has merely acted an investor in the Company and has not acted in any way or provided any services to the Company which would constitute “initiative in founding and organizing the business or enterprise.” Moreover, the Company was incorporated in October 2006 and the SRWM initially loaned funds to the Company in April 2010. As such, there is more than three years between the time of founding and organizing the business and the time that SRWM became a lender to the Company. The officers and directors of the Company exclusively provided the initiative in founding and organizing the business, including the development of the Company’s business plan. Therefore, the Company believes SRWM is not a “promoter” of the Company. Accordingly, the Company has not revised its disclosure to identify SRWM as a promoter, which renders moot the disclosure under “Certain Relationships and Related Party Transactions…” on page 19 to provide the disclosure required under Item 7 of Form 10.

Subsidiary Merger and Name Change, page 3

2.   We note your amended disclosure in response to comment four from our letter dated September 16, 2010. Please revise to disclose the purpose of the merger and your board’s basis for determining it was in the company’s best interest to merge Coyote with BLS.

Response:  The Company has revised its disclosure to provide the purpose of the merger and its board’s basis for determining why it was in the Company’s best interest to merge Coyote with BLS.

Private Placement, page 3

3.  We note your amended disclosure in response to comment six from our letter dated September 16, 2010 indicating that you effected a 60 for 1 forward stock split on August 30, 2010. Explain why the board authorized the 60 for 1 forward stock split. Also, no proxy or information statements filed relating to such appear to have been filed. Please advise how the company took such actions in compliance with state law and Section 14 of the Securities Exchange Act of 1934 including, but not limited to, Note A of Schedule 14A.

Response:  The Company’s Board of Directors authorized a 60 for 1 forward stock split (the “Forward Split”) because it believed the Forward Split was in the best interest of the Company and its shareholders such that the Forward Split would increase the amount of the Company’s outstanding shares of common stock, which would hopefully increase the liquidity of the common stock in the event that the Company’s shares begin to trade.

Section 78.207 of the Nevada Revised Statutes provides as follows:

“Unless otherwise provided in the articles of incorporation, a corporation that desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, may, except as otherwise provided in subsections 2 and 3, do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders.”

Pursuant to the Section 78.207 of the Nevada Revised Statutes, the Company’s Board of Directors authorized the Forward Split and no shareholder approval was required.

Section 78.209 of the Nevada Revised Statutes requires the filing of a certificate of change in the office of the Secretary of State of Nevada to amend the Articles of Incorporation of the Corporation to increase the number of outstanding and authorized shares of common stock.  Accordingly, the Company filed a Certificate of Change with the Secretary of State of Nevada (the “Certificate of Change”), which effectuated the Forward Split of the Company’s outstanding and authorized shares of common stock.

As no shareholder approval was required to effectuate the Forward Split pursuant to the Section 78.207 of the Nevada Revised Statutes, the Company did not need to file a proxy or information statement for the Forward Split and therefore was in compliance with Section 14 of the Securities Exchange Act of 1934.

4. We note your amended disclosure and response to comment seven from our letter dated September 16, 2010. Please file the agreements relating to purchase of Brittany Prager’s common stock and revise to disclose the material terms of such transactions.

Response:  The Company has filed the agreements relating to the purchase of Brittany Prager’s common stock as exhibits.  The Company has also revised its disclosure to provide the materials terms of such transactions.

Stock Cancellation and Debt Forgiveness Agreement, page 3

Description of Business

5. We note your deletion of mitigating language in response to comment 12 from our letter dated September 16, 2010. Please revise to disclose in the appropriate location how your management “will strive within the confines of practical limitations to prevent the described patterns [of abuses that have occurred historically in the penny stock market] from being established.”

Response:  The Company has revised its disclosure in the description of business to provide how its management “will strive within the confines of practical limitations to prevent the described patterns [of abuses that have occurred historically in the penny stock market] from being established.”

Risk Factors, page six

Our compliance with the Sarbanes-Oxley Act…, page eight

6. We reissue comment 11 from our letter dated September 16, 2010. Please expand this risk factor to discuss the estimated costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

Response:  The Company has revised its disclosure to expand this risk factor to discuss the estimated costs and work associated with preparing and including its evaluation report of internal control over financial reporting in its next Form 10-K.

Hopefully, this enclosed response letter and Amendment No. 3 adequately address the issues raised in your comment letter dated November 12, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Coyote Resources, Inc.

/s/ Earl Abbott
Earl Abbott
Chief Executive Officer

Enclosures